UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

For Immediate Release

Vancouver, British Columbia- DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an OTC digital asset trade desk for institutions and financial technology company today announced a clarification to the previous announced press releases dated Oct 9, 2018.

The Company had reported the following:

[During fiscal 2017 and up to the Q3 reporting period ended September 30, 2018 and subsequent to November 8, 2018; funds raised via Convertible Promissory Notes “CPN’S” totalled approximately US$1.4m. The principal balances of all current notes of maturity have been fully repaid and have a zero balance. Any new Notes will have a term to maturity equal to a minimum of six months and as a result no further conversions or dilution is anticipated until late Q1.2019 from any of these third-party lenders].

The Company provides the following clarification and re-statement:

During fiscal 2017 and up to November 14, 2018; funds raised via Convertible Promissory Notes “CPN’S” totalled approximately US$1.4m. One Note holder; Tangiers Capital LLC based in San Diego, CA, has a remaining principal balance of $1000 + interest and holds the option to convert into shares. All other current notes of maturity have been fully repaid; including principal and interest. The clarification that has been provided is the result of an accounting oversight by management.

Additional information will be provided as it materializes.

ABOUT DIGATRADE:
DIGATRADE is Financial Technology “Fintech” company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G-2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.digatrade.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: November 16, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO

3